Exhibit 99.1

Santiago, 25 January 2011

CG/014/2001

Mr. Fernando Coloma Correa

Superintendent

Chilean Superintendency of Securities and Insurance

RE: NOTICE OF MATERIAL EVENT

Please be advised that:

In accordance with Articles 9 and 10 of the Securities Market Law (“Ley de Mercado de Valores”) 18,045 and Chapter 18-10 of the Rules and Regulations the Chilean Superintendency of Banks and Financial Institutions (SBIF), and as agreed by the Board of Directors at the meeting held on 25 January 2011, CorpBanca hereby informs the general public of the occurrence of the following material event:

A General Shareholders Meeting (“Meeting”) has been scheduled for 24 February 2011 to assess matters within shareholder purview, and, should the Financial Statements be approved at such Meeting, to submit for shareholder consideration the Board of Directors proposal to distribute 100% of the profits generated during 2010, which amount to Ch$119,043,013,408, through dividends to be distributed among the totality of the Bank’s 226,909,290,577 issued shares.

Should such dividend distribution be approved, the dividends will be paid after the conclusion of the aforementioned General Shareholders’ Meeting.

Should the dividend distribution be approved in accordance with the aforementioned terms, those shareholders who are registered in the Shareholder Registry will be entitled to receive such dividends five business days prior to the holding of the General Shareholders Meeting.

Sincerely,

Mario Chamorro Carrizo

Chief Executive Officer